UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                               (Amendment No. 19)

                    Under The Securities Exchange Act Of 1934


                                Gucci Group N.V.
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                                (Name of Issuer)
                 Common Shares, nominal value NLG 2.23 per share
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                         (Title of Class of Securities)
                                   40156610-4
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                                 (CUSIP Number)
                               David A. Katz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                 October 3, 2003
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             (Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a)for other parties to whom copies are to be sent.


                         (Continued on following pages)
                                Page 1 of 6 Pages

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1     NAME OF REPORTING PERSON
PINAULT-PRINTEMPS-REDOUTE S.A.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) / /
                                                                    (b) /x/

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*
 BK (See Item 3)

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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                  / /


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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      FRANCE

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                                7      SOLE VOTING POWER
      NUMBER OF                        67,480,780 (See Item 5)
      SHARES
      BENEFICIALLY             -------------------------------------------------
      OWNED BY                 8      SHARED VOTING POWER
      EACH                            -0-
      REPORTING
      PERSON                   -------------------------------------------------
      WITH                     9      SOLE DISPOSITIVE POWER
                                      67,480,780 (See Item 5)

                               -------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                       -0-
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
67,480,780  (See Item 5)

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12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                 / /

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
67.64% (based upon outstanding shares) (See Item 5)

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14    TYPE OF PERSON REPORTING*
CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT


                               Page 2 of 6 Pages
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          This Amendment No. 19 ("Amendment No. 19") is filed by
Pinault-Printemps-Redoute S.A., a societe anonyme organized and existing under the laws of the Republic of France ("PPR"), and amends the Schedule 13D filed on March 29, 1999 by PPR, as previously amended by Amendment No. 1 filed on April 15, 1999, Amendment No. 2 filed on April 20, 1999, Amendment No. 3 filed on July 19, 1999, Amendment No. 4 filed on November 18, 1999, Amendment No. 5 filed on September 12, 2001, Amendment No. 6 filed on October 26, 2001, Amendment No. 7 filed on December 26, 2002, Amendment No. 8 filed on January 15, 2003, Amendment No. 9 filed on January 24, 2003, Amendment No. 10 filed on February 24, 2003, Amendment No. 11 filed on March 24, 2003, Amendment No. 12 filed on April 30, 2003, Amendment No. 13 filed on May 9, 2003, Amendment No. 14 filed on June 10, 2003, Amendment No. 15 filed on July 21, 2003, Amendment No. 16 filed on August 1, 2003, Amendment No. 17 filed on August 21, 2003, and Amendment No. 18 filed on September 23, 2003 (collectively, the "Schedule 13D"). PPR is filing this Amendment No. 19 on behalf of itself and its wholly owned subsidiary, Societe Financiere Marothi, a societe a responsabilite limitee organized and existing under the laws of the Republic of France ("Marothi"), and Scholefield Goodman BV, a private limited company organized and existing under the laws of The Netherlands and a wholly owned subsidiary of Marothi ("Scholefield"). This Amendment No. 19 relates to the common shares, nominal value NLG 2.23 per share (the "Common Shares") of Gucci Group N.V., a naamloze vennootschap organized under the laws of The Netherlands (the "Company"). Capitalized terms used in this Amendment No. 19 without definition shall have the meanings ascribed to them in the
Schedule 13D.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is hereby amended and supplemented as follows:

                  The funds used to purchase the 300,715 Common Shares described under Item 4 below were obtained by PPR from available funds.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended and supplemented as follows:

                  Scholefield acquired under the August 2003 Purchase Plan an additional 300,715 Common Shares in transactions effected on the Amsterdam Stock Exchange between September 23, 2003 and October 3, 2003.

                  As a result of these purchases and when combined with the Common Shares previously owned, PPR may be deemed to beneficially own 67,480,780 Common Shares. Based upon 99,759,991 Common Shares which the Company has informed PPR are outstanding, as of July 31, 2003, PPR may be deemed to beneficially own 67.64% of the outstanding Common Shares.

                  On October 3, 2003, PPR and the Company announced that, pursuant to the terms of the Restated SIA, the Offer Price for the Common Shares under the Restated SIA has been reduced to US$85.52 as a result of the Euro
13.50 per share return of capital to the Company's shareholders on October 2, 2003. The original Offer Price was US$101.50. A copy of the press release issued by PPR on October 3, 2003 is filed as Exhibit 40 to the Schedule 13D and is incorporated in the Schedule 13D by reference.

                               Page 3 of 6 Pages

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ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and supplemented as follows:

                  Scholefield acquired under the August 2003 Purchase Plan an additional 300,715 Common Shares in transactions effected on the Amsterdam Stock Exchange between September 23, 2003 and October 3, 2003.

                  As a result of these purchases and when combined with the Common Shares previously owned, PPR may be deemed to beneficially own 67,480,780 Common Shares. Based upon Common Shares which the Company has informed PPR are outstanding, as of July 31, 2003, PPR may be deemed to beneficially own 67.64% of the outstanding Common Shares.

                  Except as set forth in this Item 5 and in Item 4 above, none of SFP, Artemis, PPR, Purchaser and Mr. Pinault and none of the individuals named in Exhibit 1 to the Schedule 13D as an executive officer or director of any of SFP, Artemis, PPR and Purchaser has engaged in any transactions with respect to the Common Shares during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 is hereby amended and supplemented as follows:

                  On October 3, 2003, PPR and the Company announced that, pursuant to the terms of the Restated SIA, the Offer Price for the Common Shares under the Restated SIA has been reduced to US$85.52 as a result of the Euro
13.50 per share return of capital to the Company's shareholders on October 2, 2003. The original Offer Price was US$101.50. A copy of the press release issued by PPR on October 3, 2003 is filed as Exhibit 40 to the Schedule 13D and is incorporated in the Schedule 13D by reference.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Item 7 is hereby amended and supplemented as follows:

Exhibit 39 -               Common Share Purchases by Scholefield Goodman BV on
                           the Amsterdam Stock Exchange between September 23,
                           2003 and October 3, 2003.

Exhibit 40 -               Press Release issued by PPR on October 3, 2003.






                               Page 4 of 6 Pages

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                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

                                             PINAULT-PRINTEMPS-REDOUTE S.A.



                                             By:    /s/ Serge Weinberg
                                                    ---------------------------
                                                    Name:    Serge Weinberg
                                                    Title:   Chairman and Chief
                                                             Executive Officer



October 6, 2003




                               Page 5 of 6 Pages

                                  EXHIBIT INDEX

         EXHIBIT                                DESCRIPTION

Exhibit 39 -               Common Share Purchases by Scholefield Goodman BV on
                           the Amsterdam Stock Exchange between September 23,
                           2003 and October 3, 2003.

Exhibit 40 -               Press Release issued by PPR on October 3, 2003.






                               Page 6 of 6 Pages

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